Filed Pursuant to Rule 424(b)(3)

Registration No.: 333-216155

May 30, 2017

MEDIGUS LTD.

PROSPECTUS SUPPLEMENT NO. 1

TO PROSPECTUS DATED APRIL 3, 2017,

This prospectus supplement supplements our prospectus dated April 3, 2017, or the Prospectus, relating to the offer and sale of 2,396,887 American Depositary Shares, or ADSs, representing 119,844,350 ordinary shares, par value NIS 0.10 per share, or the Ordinary Shares, which are issuable upon the exercise of outstanding Series A warrants, Series B warrants and warrants issued to the placement agent in our public offering, or the Placement Agent Warrants, which closed on March 29, 2017, pursuant to a prospectus dated March 23, 2017.

Each Series A warrant is exercisable into one American Depository Share, or ADS, representing 50 Ordinary Shares, at an exercise price of $3.50 per ADS, collectively, the Series A Warrants. Series A Warrants are exercisable either immediately (or, at the election of the purchaser, six months following the issuance date) and until five years from the date on which they were issued. Each Series B warrant is exercisable into one ADS at an exercise price of $0.01 per ADS, collectively, the Series B Warrants. Series B Warrants are exercisable immediately until exercised in full. Each Placement Agent Warrant is exercisable immediately and until five years from the date on which it was issued at an exercise of $4.375 per ADS.

We will receive all of the proceeds from the exercise of the Series A Warrants, the Series B Warrants and the Placement Agent Warrants, collectively the Warrants.

We will not receive any proceeds from any such sale of the ADS to be issued as a result of the exercise of the Warrants.

This prospectus supplement is being filed to include the information set forth in the Immediate Report on Form 6-K filed on May 30, 2017, with the U.S. Securities and Exchange Commission, which is set forth below. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement.

The ADSs trade on The NASDAQ Capital Market, or NASDAQ, under the symbol “MDGS.” On May 26, 2017, the last reported sale price of the ADSs on NASDAQ was $ 2.25 per ADS. Our Ordinary Shares trade on the Tel Aviv Stock Exchange Ltd., or TASE, under the symbol “MDGS.” On May 29, 2017, the last reported sale price of our ordinary shares on the TASE was NIS 0.17, or $0.0475 per share (based on the exchange rate reported by the Bank of Israel on such date). There is currently no established public trading market for the Series A Warrants and Series B Warrants. The Series A Warrants and Series B Warrants are not and will not be listed for trading on any national securities exchange.

Investing in our securities involves a high degree of risk. Before investing in any of our securities, you should read the discussion of material risks in investing in our common stock. See “Risk Factors” on page 13 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

On May 30, 2017, we published our unaudited condensed consolidated interim financial statements, together with our operating and financial review, as of March 31, 2017, and for the three months then ended, both of which are presented herein below.

MEDIGUS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

AS OF MARCH 31, 2017

MEDIGUS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

AS OF MARCH 31, 2017

MEDIGUS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	March 31,	December 31,
	2017	2016
	USD in thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	8,420	3,001
Accounts receivables, net:
Trade	68	21
Other	368	366
Inventory	201	198
	9,057	3,586

NON-CURRENT ASSETS:
Inventory	550	934
Property and equipment, net	163	178
Intangible assets, net	21	26
	734	1,138

TOTAL ASSETS	9,791	4,724

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-2

MEDIGUS LTD.

CONDENSED CONSOLIDATED

STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	March 31,	December 31,
	2017	2016
	USD in thousands
Liabilities and equity

CURRENT LIABILITIES -
Accounts payable and accruals:
Trade	164	367
Other	1,010	967
	1,174	1,334
NON-CURRENT LIABILITIES:
Long term advanced payments	149	149
Warrants at fair value	4,733	237
Retirement benefit obligation , net	77	77
	4,959	463
TOTAL LIABILITIES	6,133	1,797

EQUITY -
EQUITY ATTRIBUTED TO THE OWNERS OF THE COMPANY:
Ordinary share capital	2,711	1,189
Share premium	54,140	53,817
Other capital reserves	413	200
Receipts on shares account	686
Warrants	1,057	1,057
Accumulated deficit	(55,349)	(53,336)
TOTAL EQUITY	3,658	2,927
TOTAL LIABILITIES AND EQUITY	9,791	4,724

F-3

MEDIGUS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND
OTHER COMPREHENSIVE LOSS

(Unaudited)

	Three months ended		Year ended
	March 31		December 31
	2017	2016	2016
	USD in thousands
Revenues	114	262	549
Cost of revenues:
Products and services	47	91	176
Inventory impairment	297	-	-
Gross profit (loss)	(230)	171	373
Research and development expenses	475	1,210	3,655
Selling and marketing expenses	146	748	2,125
General and administrative expenses	1,389	1,120	3,684
Operating loss	(2,240)	(2,907)	(9,091)
Profit from changes in fair value of warrants issued to investors	197	8	25
Financial income in respect of deposits and exchange differences	37	166	99
Financial expenses in respect of bank commissions	(3)	(4)	(12)
Financial income, net	34	162	87
Loss before taxes on income	(2,009)	(2,737)	(8,979)
Taxes on income	(4)	(10)	(28)
Total comprehensive loss for the period	(2,013)	(2,747)	(9,007)
Basic and diluted loss per share	(0.04)	(0.09)	(0.26)

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-4

MEDIGUS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Unaudited)

	Equity attributed to the owners of the Company
	Ordinary shares	Share premium	Capital reserves from options granted	Capital reserves from transactions with controlling shareholders	Currency translation differences	Receipts on shares account	Warrants	Accumulated deficit	Total equity
	USD in thousands
BALANCE AS OF JANUARY 1, 2017	1,189	53,817	779	538	(1,117)		1,057	(53,336)	2,927
CHANGES DURING THE 3-MONTH PERIOD ENDED MARCH 31, 2017 -

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD								(2,013)	(2,013)

TRANSACTIONS WITH SHAREHOLDERS:
Issuance of shares and warrants	1,344	179	221						1,744
Exercise of warrants, net	178	124							302
Receipts on shares account						686			686
Options granted to employees and service providers			12						12
Forfeiture and expiration of options		20	(20)						-,-
TOTAL TRANSACTIONS WITH SHAREHOLDERS	1,522	323	213			686			2,744
BALANCE AS OF MARCH 31, 2017	2,711	54,140	992	538	(1,117)	686	1,057	(55,349)	3,658

F-5

MEDIGUS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Unaudited)

	Equity attributed to the owners of the Company
	Ordinary shares	Share premium	Capital reserves from options granted	Capital reserves from transactions with controlling shareholders	Currency translation differences	Warrants	Accumulated deficit	Total equity
	USD in thousands
BALANCE AS OF JANUARY 1, 2016	870	51,990	697	538	(1,117)	1,532	(44,329)	10,181
CHANGES DURING THE 3-MONTH PERIOD ENDED MARCH 31, 2016 -

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD							(2,747)	(2,747)

TRANSACTIONS WITH SHAREHOLDERS:
Options granted to employees and service providers			71					71
Forfeiture and expiration of options		90	(90)					-,-
TOTAL TRANSACTIONS WITH SHAREHOLDERS		90	(19)					71
BALANCE AS OF MARCH 31, 2016	870	52,080	678	538	(1,117)	1,532	(47,076)	7,505

F-6

MEDIGUS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three months ended
	March 31
	2017	2016
	USD in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash flows used in operations (see Appendix)	(1,143)	(2,945)
Income tax paid	(4)	(10)
Net cash flow used in operating activities	(1,147)	(2,955)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment		(29)
Purchase of intangible assets		(1)
Net cash flow used in investing activities	-	(30)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares and warrants, net	6,513
Proceeds from exercise of warrants	1
Receipts on shares account	3
Net cash flow generated from financing activities	6,517	-

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,370	(2,985)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	3,001	10,312
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	49	172
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	8,420	7,499

SUPPLEMENTARY INFORMATION ON ACTIVITIES NOT INVOLVING CASH FLOWS:
Exercise of warrants	984	-
Transfer of inventory to other accounts receivables	67	-

F-7

MEDIGUS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

Appendix to the condensed statements of cash flows
	Three months ended
	March 31
	2017	2016
	USD in thousands
Net used in operations:
Loss for the period before taxes on income	(2,009)	(2,737)
Adjustment in respect of:
Retirement benefit obligation, net		3
Inventory impairment	297
Depreciation	15	20
Amortization of intangible assets	5	5
Exchange differences on cash and cash equivalents	(49)	(172)
Amounts charged in respect of options granted to employees and service providers	12	71
Profit on change in the fair value of warrants issued to investors	(197)	(8)
Issuance expenses which were attributed to the warrants classified as a financial liability and charged directly to profit or loss	908
Changes in operating asset and liability items:
Decrease (increase) in accounts receivables:
Trade	(47)	(207)
Other	65	(137)
Increase (decrease) in accounts payable:
Trade	(203)	(102)
Other	43	350
Increase (decrease) in inventory	17	(31)
Net cash used in operations activities	(1,143)	(2,945)

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-8

MEDIGUS LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 - GENERAL:

a.	General Medigus Ltd. (the “Company”) was incorporated in Israel on December 9, 1999 and is resident in Israel. The address of its registered office is P.O. Box 3030, Omer, 8496500.

On July 22, 2007 the Company established a wholly owned subsidiary in the U.S, Medigus USA LLC (hereinafter - the “Subsidiary”).

The Subsidiary has not engaged in any business activities until October 2013.

On October 1, 2013, the Company and the Subsidiary entered into an agreement whereby the Subsidiary provides services to the Company in consideration for reimbursement of direct costs plus a reasonable premium.

The Company together with its subsidiary (hereinafter – the “Group”) is a medical device group specializing in developing innovative endoscopic procedures and devices. To date most of the Group's research and development activities have been focused in developing and manufacturing of the MUSE endoscopy system (hereinafter - “MUSE”), a FDA approved system, for the treatment of gastroesophageal reflux disease (GERD). In addition, the Group uses the technological platform it developed for the purpose of additional special systems and products that are suitable for both medical and industrial applications.

To date, the Company continues negotiations to market the MUSE endoscopy system, together with marketing and selling miniature cameras and related equipment.

The Company's shares are listed on the Tel Aviv Stock Exchange Ltd. (“TASE”) and as of May 20, 2015, the Company’s American Depository Shares (ADSs) evidenced by American Depositary Receipts (ADRs) are listed on the NASDAQ Capital Market.

F-9

MEDIGUS LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 - GENERAL (continued):

b.	During the three months period ended March 31, 2017, the Group incurred a total comprehensive loss of USD 2 million and negative cash flows from operating activities of USD 1.1 million. As of March 31, 2017, the Group had accumulated losses of USD 55.3 million. Based on the projected cash flows and its cash balances as of March 31, 2017, the Group's Management is of the opinion that without further fund raising it will not have sufficient resources to enable it to continue its operating activities including the development, manufacturing and marketing of its products for a period of at least 12 months from the date of approval of these financial statements. As a result, there is substantial doubt about the Group’s ability to continue as a going concern.

Management’s plans include the continued commercialization of their products and securing sufficient financing through the sale of additional equity securities, debt or capital inflows from strategic partnerships. There are no assurances however, that the Group will be successful in obtaining the level of financing needed for its operations. If the Group is unsuccessful in commercializing its products and securing sufficient financing, it may need to reduce activities, curtail or cease operations.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and the amounts and classification of liabilities that might be necessary should the Group be unable to continue as a going concern.

NOTE 2 - BASIS FOR PREPARATION OF THE CONDENSED FINANCIAL STATEMENTS:

a.	The Group’s condensed consolidated financial information as of March 31, 2017, and for the three-month interim period ended on that date (hereinafter - “the interim financial information”) has been prepared in accordance with the guidance of IAS 34 ‘Interim Financial Reporting’ (hereafter – “IAS 34”). The interim financial information does not include all of the information and disclosures required in annual financial statements. The interim financial information should be read in conjunction with the 2016 annual financial statements and its accompanying notes, which are in compliance with International Financial Reporting Standards (hereinafter – “IFRS”), which are standards and interpretations issued by the International Accounting Standards Board. Interim results are not indicative of future or full year results. The financial statements were approved on May 28, 2017.

b.	Estimates

The preparation of interim financial statements requires the Group’s management to exercise judgment and also requires use of accounting estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

In the preparation of these interim financial statements, the significant judgments exercised by management in the application of the Group’s accounting policies and the uncertainty involved in the key sources of those estimates were identical to the ones used in the Group’s annual financial statements for the year ended December 31, 2016.

F-10

MEDIGUS LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(Unaudited)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

The accounting policies adopted in the preparation of the interim financial information are consistent with those followed in the preparation of the Group's annual financial statements for the year ended December 31, 2016.

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Estimates of fair value

The following is an analysis of the financial instruments measured at fair value, according to valuation methods. Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

The following table presents the group's financial liabilities measured at fair value, net of unrecognized Day 1 Loss:

March 31, 2017
USD in thousands
Fair value of warrants	5,975
Unrecognized Day 1 Loss	(1,242)
Warrants, net	4,733

NOTE 5 - INVENTORY:

Composed as follows:

	March 31	December 31
	2017	2016
	USD in thousands
Current assets:
Raw materials and supplies	77
Work in progress	105	128
Finished goods	19	70
	201	198

Non-current assets:
Raw materials and supplies	776	829
Work in progress	48	66
Finished goods	23	39
Provision for impairment	(297)
	550	934

F-11

MEDIGUS LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(Unaudited)

NOTE 6 - TRANSACTIONS WITH RELATED PARTIES:

Compensation to key management personnel for employment services which were provided to the Group (including stock based compensation) in the three - month period ended March 31, 2017 was USD 77 thousands (in the three - month period ended March 31, 2016 - USD 121 thousand).

NOTE 7 - EQUITY:

a)	On March 15, 2017, the Group effected a change in the ratio of ordinary shares per ADS from 5 ordinary shares per ADS to 50 ordinary shares per ADS. The change in the ordinary shares ratio for the ADSs had the same effect as a 1-for-10 reverse stock split of the ADSs.

b)	On March 28, 2017, the Company allotted in a public issue, a total of 48,985,700 ordinary shares of the Company, a total of 2,142,858 warrants (Series A) for the purchase of an additional 107,142,900 shares and a total 1,163,144 warrants (Series B) for the purchase of an additional 58,157,200 shares for total cash consideration of approximately USD 7.5 million. Each warrant (Series A) is exercisable into 50 ordinary shares of the Company at an exercise price of USD 3.50 per warrant during the five years following the allotment. Each warrant (Series B) is exercisable into 50 ordinary shares of the Company at an exercise price of USD 0.01 per warrant.

Warrants (Series A) and warrants (Series B) may, under certain circumstances, also be exercised via a cashless exercise mechanism, whereby the number of shares the value of which equals the exercise premium in cash will be deducted from the number of shares to be issued upon exercise of the warrant.  In addition, the number of warrants outstanding will be adjusted for certain events specified in the warrant agreement.

To the placement agent on this offering the Company issued 150,000 warrants. Each warrant is exercisable into 50 shares in consideration for an exercise price of USD 4.375 per warrant during the 5 years following the allotment. The warrants may, under certain circumstances, also be exercised via a cashless exercise mechanism.

These warrants are classified as financial liabilities measured at fair value through profit or loss at each reporting period, as the warrants may be net share settled. The warrants are initially recognized at fair value adjusted to defer the difference between the fair value at initial recognition and the transaction price (“Day 1 profit or loss”), as the Company uses valuation techniques that incorporate data not obtained from observable markets. Transaction costs allocated to the warrants are recognized immediately in profit or loss.

Unrecognized Day 1 profit or loss is amortized over the life of the instrument. Any unrecognized Day 1 profit or loss is immediately recognized in income statement if fair value of the financial instrument in question can be determined either by using only market observable model inputs or by reference to a quoted price for the same product in an active market.

Upon exercise, the carrying amount of the warrants (which is presented net of the related unrecognized Day 1 profit or loss, if any) is reclassified to equity with no impact on profit or loss.

F-12

MEDIGUS LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(Unaudited)

NOTE 7 - EQUITY (continued):

Net proceeds from the issuance, net of cash issuance expenses, amounted to approximately USD 6.5 million. Issuance expenses were attributed to equity and liability in proportion with the allocation of the proceeds.

During March 2017 130,000 warrants (Series B) were exercised. Accordingly, 6,500,000 ordinary shares of the Company were allotted.

The warrants are presented as non-current liabilities, as cash settlement is not required.

On March 30, 2017 the Company received the exercise letters for 295,000 warrants (Series B). The shares were allotted on April 4, 2017.

F-13

Medigus Ltd.

Operating and Financial Review as of March 31, 2017, and for the Three Months then Ended

The information contained in this section should be read in conjunction with (1) our unaudited condensed consolidated interim financial statements as of March 31, 2017, and for the three months then ended and related notes included in this report and (2) our audited consolidated financial statements and related notes for the year ended December 31, 2016, which appears in our Form 20-F filed with the Securities and Exchange Commission on March 31, 2017, or the annual report, and the other information contained in such annual report. Factors that could cause our actual results in the future to differ from our expectations or projections include the risks and uncertainties relating to our business described in our annual report under the heading “Risk Factors.”

Revenues for the three months ended March 31, 2017, were USD 114 thousand, a decrease of USD 148 thousand, or 56%, compared to USD 262 thousand for the three months ended March 31, 2016. This decrease was primarily due to a decrease in development services provided to National Aeronautics and Space Administration (NASA) in the amount of approximately USD 110 thousand and to one of Israel's leading industrial companies in the amount of approximately USD 118 thousand during the three months period ended March 31, 2016.

Gross loss for the three months ended March 31, 2017, was USD 230 thousand, a decrease of USD 401 thousand, compared to USD 171 thousand gross profit for the three months ended March 31, 2016. This decrease was primarily due to an inventory impairment of USD 297 thousand and a decrease on revenues as described above.

Research and development expenses for the three months ended March 31, 2017, were USD 475 thousand, a decrease of USD 735 thousand, or 61%, compared to USD 1,210 thousand for the three months ended March 31, 2016. This decrease was primarily due to a cost reduction program which was implemented by the Company since the third quarter of 2016.

Sales and marketing expenses for the three months ended March 31, 2017, were USD 146 thousand, a decrease of USD 602 thousand, or 80%, compared to USD 748 thousand for the three months ended March 31, 2016. This decrease was primarily due to a cost reduction program which was implemented by the Company since the third quarter of 2016.

General and administrative expenses for the three months ended March 31, 2017, were USD 1,389 thousand, an increase of USD 269 thousand, or 24%, compared to USD 1,120 thousand for the three months ended March 31, 2016. This increase resulted primarily due to a USD 908 thousand increase in professional expenses in connection with issuance expenses which were charged directly to profit or loss, offset by a decrease in professional expenses in connection with an intellectual property litigation.

Operating loss for the three months ended March 31, 2017, was USD 2,240 thousand, compared to USD 2,907 thousand in the three months ended March 31, 2016. The decrease in operating loss was due to all of the reasons described above.

The Company held USD 8.4 million in cash and cash equivalents as of March 31, 2017.

Net cash used in operating activities was USD 1.1 million for the three months ended March 31, 2017, compared to net cash used in operating activities of USD 2.9 million for the corresponding 2016 period. The USD 1.8 million decrease in net cash used in operating activities was primarily due to a cost reduction program which was implemented by the Company since the third quarter of 2016.

Net cash generated from financing activities for the three month period ended March 31, 2017, was approximately USD 6.5 million and represented net proceeds from the issuance of shares and warrants (for additional information see Note 7b to our financial statements).